                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ....)*


                           MOBILITY ELECTRONICS, INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)


                                  Common Stock
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                   60741U 10 1
                ------------------------------------------------
                                 (CUSIP NUMBER)


                                December 31, 2001
                ------------------------------------------------
                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)

         [ ] Rule 13d-1(c)

         [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.



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CUSIP NO. 60741U 10 1                  13G                           Page 2 of 4



--------------------------------------------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                    JEFFREY R. HARRIS
--------------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                                                          (A) [ ]
                                                                                                          (B) [X]
--------------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY

---------------------------------------------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

                    UNITED STATES
---------------------------------------------------------------------------------------------------------------------
    NUMBER OF       5        SOLE VOTING POWER
      SHARES
   BENEFICIALLY                       75,666
     OWNED BY       ------------------------------------------------------------------------------------------------
       EACH         6        SHARED VOTING POWER
    REPORTING
      PERSON                          830,134
       WITH         ------------------------------------------------------------------------------------------------
                    7        SOLE DISPOSITIVE POWER

                                      75,666
                    ------------------------------------------------------------------------------------------------
                    8        SHARED DISPOSITIVE POWER

                                      830,134
---------------------------------------------------------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    905,800
---------------------------------------------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

---------------------------------------------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    5.5%
---------------------------------------------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                    IN
---------------------------------------------------------------------------------------------------------------------

CUSIP NO. 60741U 10 1                  13G                           Page 3 of 4



ITEM 1(a). NAME OF ISSUER.

         The name of the Issuer is MOBILITY ELECTRONICS, INC.

ITEM 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

         The Issuer's principal executive offices are located at 7955 East Redfield Road, Scottsdale, AZ 85260.

ITEM 2(a). NAME OF PERSON FILING.

         This statement is being filed on behalf of Jeffrey R. Harris.

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE.

         The address of the principal business office of Jeffrey R. Harris is 7955 East Redfield Road, Scottsdale, AZ 85260.

ITEM 2(c). CITIZENSHIP.

         Jeffrey R. Harris is a citizen of the United States.

ITEM 2(d). TITLE OF CLASS OF SECURITIES.

         This statement relates to shares of Common Stock of the Issuer (the "Common Stock").

ITEM 2(e). CUSIP NUMBER.

         The CUSIP No. for the shares of Common Stock of the Issuer is 60741U 10 1.

ITEM 3. NOT APPLICABLE.

ITEM 4. OWNERSHIP.

         (a)      Amount beneficially owned:  905,800

         (b)      Percent of class:  5.5%

         (c)      Number of shares as to which the person has:

                  (i)   Sole power to vote or to direct the vote 75,666

                  (ii)  Shared power to vote or to direct the vote 830,134

                  (iii) Sole power to dispose or to direct the disposition
                        of 76,666

                  (iv) Shared power to dispose or to direct the disposition of 830,134

CUSIP NO. 60741U 10 1                  13G                           Page 4 of 4


ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Certain other persons may have the right to receive a portion of the proceeds from the sale of the shares of Common Stock disclosed herein. None of such persons' interest exceeds five percent of the outstanding Common Stock.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

         Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10. CERTIFICATION.

         Not applicable.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                 6/27/02
                           ----------------------------------------------------
                                                 (Date)

                                         /s/ JEFFREY R. HARRIS
                           ----------------------------------------------------
                                              (Signature)

                           ----------------------------------------------------
                                           Jeffrey R. Harris